UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2026
3.	Limited Review Reports
4.	News Release

Item 1

OTHER NEWS

Sub: Outcome of Board Meeting held on July 18, 2026

The Bank has made the below announcements to the Indian stock exchanges:

In terms of the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, (“SEBI Listing Regulations”), we write to inform you that the Board of Directors of ICICI Bank Limited (“the Bank”), at its meeting held today, inter alia, approved the following:

1.	Unaudited financial results of the Bank (standalone and consolidated) for the quarter ended June 30, 2026.

We enclose herewith the following as Annexure I:

o	Unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2026;

o	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank; and

o	News Release on the unaudited financial results for the quarter ended June 30, 2026.

2.	Appointment of Mr. Mrugank Paranjape (DIN: 02162026) as a Non-executive Independent Director

The Board approved the appointment of Mr. Mrugank Paranjape (DIN: 02162026) as an Additional (Independent) Director of the Bank, for a term commencing from August 1, 2026 to July 31, 2031, subject to the approval of shareholders. Brief profile of Mr. Paranjape is attached as Annexure II. Mr. Paranjape is not related to any Director of the Bank. We affirm that Mr. Mrugank Paranjape is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

In the view of the above, the Board also approved the revised Notice of the
32nd Annual General Meeting of the Members of the Bank scheduled to be held on Friday, August 21, 2026, for inclusion of the above resolution related to appointment of Mr. Paranjape.

3.	Undertake borrowing by way of issuances of bonds/notes/offshore Certificate of Deposits in overseas markets for a revised limit of up to USD 2.50 billion.

The Board meeting commenced at 9:55 a.m. and concluded at 1:58 p.m.

Please take the above information on record.

Item 2

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900

Website: www.icici.bank.in, Email: companysecretary@icici.bank.in

STANDALONE FINANCIAL RESULTS

							(Rs. in crore)
Sr. No.	Particulars			Three months ended			Year ended
				June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
				(Q1-2027)	(Q4-2026)	(Q1-2026)	(FY2026)
				(Unaudited)	(Audited)[12]	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			45,670.78	43,275.39	42,946.91	169,946.09
	a)	Interest/discount on advances/bills		35,213.58	33,358.87	32,542.92	130,605.55
	b)	Income on investments		8,376.24	8,203.45	8,712.84	33,592.73
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		901.25	775.82	767.40	2,862.93
	d)	Others		1,179.71	937.25	923.75	2,884.88
2.	Other income			8,576.06	7,308.99	8,504.90	30,757.59
3.	TOTAL INCOME (1)+(2)			54,246.84	50,584.38	51,451.81	200,703.68
4.	Interest expended			21,286.43	20,296.32	21,312.45	81,870.86
5.	Operating expenses (e)+(f)			12,574.34	12,088.95	11,393.52	47,233.95
	e)	Employee cost		5,004.64	4,468.17	4,743.08	17,974.89
	f)	Other operating expenses		7,569.70	7,620.78	6,650.44	29,259.06
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)			33,860.77	32,385.27	32,705.97	129,104.81
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			20,386.07	18,199.11	18,745.84	71,598.87
8.	Provisions (other than tax) and contingencies			1,260.45	96.16	1,814.57	5,380.42
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			19,125.62	18,102.95	16,931.27	66,218.45
10.	Exceptional items			..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			19,125.62	18,102.95	16,931.27	66,218.45
12.	Tax expense (g)+(h)			4,321.12	4,401.27	4,163.06	16,071.81
	g)	Current tax		4,233.18	4,258.31	3,933.85	15,451.22
	h)	Deferred tax		87.94	142.96	229.21	620.59
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			14,804.50	13,701.68	12,768.21	50,146.64
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			14,804.50	13,701.68	12,768.21	50,146.64
16.	Paid-up equity share capital (face value Rs. 2 each)			1,434.94	1,432.23	1,427.32	1,432.23
17.	Reserves excluding revaluation reserves						329,372.57
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		16.84%	17.18%	16.31%	17.18%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	20.65	19.15	17.91	70.21
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	20.42	18.90	17.63	69.20
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		23,846.59	23,051.93	24,732.65	23,051.93
	ii)	Net non-performing customer assets		5,908.27	5,459.46	5,971.09	5,459.46
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.38%	1.40%	1.67%	1.40%
	iv)	% of net non-performing customer assets to net customer assets		0.35%	0.33%	0.41%	0.33%
20.	Return on assets (annualised)			2.49%	2.40%	2.44%	2.33%
21.	Net worth[2]			343,010.80	326,794.68	296,601.72	326,794.68
22.	Outstanding redeemable preference shares			..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.17	0.19	0.18	0.19
25.	Total debts to total assets[4]			5.19%	5.27%	5.51%	5.27%

1.	Customer assets consists of advances and credit substitutes. At June 30, 2026, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.42% (March 31, 2026: 1.44%, June 30, 2025: 1.75%) and net non-performing advances to net advances was 0.36% (March 31, 2026: 0.35%, June 30, 2025: 0.44%).

2.	Net worth is computed as per RBI Master Circular No. RBI/DOR/2025-26/158 DOR.CRE.REC.77 /07-03-001/2025-26 on Reserve Bank of India (Commercial Banks - Concentration Risk Management) Directions, 2025 dated November 28, 2025. Net worth also includes Available for Sale (‘AFS’) Reserve.

3.	Debt represents borrowings with residual maturity of more than one year.

4.	Total debts represent total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(Rs. in crore)

Particulars	At
	June 30, 2026	March 31, 2026	June 30, 2025
	(Unaudited)	(Audited)	(Unaudited)
CAPITAL AND LIABILITIES
Capital	1,434.94	1,432.23	1,427.32
Employees stock options/units outstanding	2,712.72	2,682.07	2,142.54
Reserves and surplus	349,343.57	333,257.12	302,750.67
Deposits	1,833,585.79	1,794,624.98	1,608,517.32
Borrowings (includes subordinated debt)	126,291.55	124,994.11	117,095.27
Other liabilities and provisions	119,057.47	115,540.49	91,905.85
TOTAL CAPITAL AND LIABILITIES	2,432,426.04	2,372,531.00	2,123,838.97

ASSETS
Cash and balances with Reserve Bank of India	73,942.76	121,024.05	96,453.83
Balances with banks and money at call and short notice	89,104.37	109,311.11	68,144.42
Investments	538,534.25	492,217.33	507,706.63
Advances	1,631,259.71	1,553,892.95	1,364,157.06
Fixed assets	13,813.06	13,922.47	12,878.47
Other assets	85,771.89	82,163.09	74,498.56
TOTAL ASSETS	2,432,426.04	2,372,531.00	2,123,838.97

Notes on standalone financial results:

1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on July 18, 2026.

2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	Details of loans sold/acquired by the Bank as per Reserve Bank of India (Commercial Banks- Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 are given below:

a)	Loans not in default

(i)	Details of loans not in default sold/acquired under assignment/participation during three months ended June 30, 2026:

(Rs. in crore)

Particulars	Loans acquired	Loans sold
Amount of loan	2,653.52	597.79
Weighted average residual maturity (in years)	8.53	6.46
Weighted average holding period of the originator (in years)	0.80	0.37
Retention of beneficial economic interest by the originator	242.24	895.10
Tangible security coverage (times)	1.39	1.16

1.	In addition, the Bank has acquired facilities amounting to Rs. 509.00 crore and sold facilities amounting to Rs. 34.49 crore during three months ended June 30, 2026 through novation.

2.	In addition, the Bank has acquired loans amounting to Rs. 1,039.91 crore through risk participation from secondary market.

3.	The disclosure includes loans acquired through buyout similar to direct assignment.

(ii) Details of rating-wise distribution of the loans sold/acquired under assignment during three months ended June 30, 2026:

(Rs. in crore)

Rating	Loans acquired	Loans sold
ICRA A, AA, A+, A-, AA-	..	215.00
Care BBB, BBB-	..	85.00
CareEdge A, A+, AAA	..	232.28
IND A-, A+, A, AA, AA+, AA-, BBB	..	65.51

1.	Excluding retail and other unrated loans.

b)	Stressed loans (NPA and Special Mention Account)

(i)	Details of stressed loans classified as NPA sold by the Bank during three months ended June 30, 2026:

(Rs. in crore)

Particulars	To ARCs	To permitted transferees
Number of accounts	47	1
Aggregate principal outstanding of loans transferred[2]	239.47	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)[4]	22.63	..
Aggregate consideration	214.45	5.00
Additional consideration realised in respect of accounts transferred in earlier years	..	..

1.	Excess provision reversed to profit and loss account on account of sale of NPAs to ARCs was Rs. 191.82 crore and permitted transferees was Nil.

2.	Net of write-off.

3.	For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

4.	Net of write-off and provisions.

(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during three months ended June 30, 2026.

(iii)	The Bank has not acquired non-performing loans during three months ended June 30, 2026.

(iv)	Details of rating-wise distribution of SRs held by the Bank at June 30, 2026:

(Rs. in crore)

Rating	NAV estimate %	Carrying value[1]
RR1	Above 100%	114.79
RR2	Above 75% upto 100%	..
RR3	Above 50% upto 75%	..
RR4	Above 25% upto 50%	..
RR5	Upto 25%	609.52
Total		724.31[2]

1.	Amount represents net of specific provision.

2.	Fully provided.

3.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

4.	Details of projects under implementation as per Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 for three months ended June 30, 2026.

(Rs. in crore)

Sr. No.	Particulars	No of Accounts	Total Outstanding[1]
1	Projects under implementation accounts at the beginning of the quarter	758	27,392.39
2	Projects under implementation accounts sanctioned during the quarter	217	1,232.49
3	Projects under implementation accounts where DCCO has been achieved during the quarter	34	2,421.38
4	Projects under implementation accounts at the end of the quarter (1+2-3)	941	27,289.00[2]
5	Out of ‘4’ – accounts in respect of which resolution process involving extension in original/extended DCCO, as the case may be has been invoked	85	1,025.44
5.1	Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	7	141.20
5.2	Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	78	884.24
5.3	Out of ‘5’ – accounts in respect of which Resolution plan has failed	..	..
6	Out of ‘5’, accounts in respect of which resolution process involving extension in original/extended DCCO has been invoked due to change in scope and size of the project	4	80.76
7	Out of ‘5’, accounts in respect of which cost overrun associated with extension in DCCO was funded	2	112.53
7.1	Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	..	..
7.2	Out of ‘7’, accounts where SBCF was not pre-sanctioned or renewed continuously	2	112.53
8	Out of ‘4’ – accounts in respect of which resolution process not involving extension in DCCO has been invoked	12	341.63
8.1	Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	..	..
8.2	Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	12	341.63
8.3	Out of ‘8’ – accounts in respect of which Resolution plan has failed	..	..

1.	Represents loans and advances net of provision.

2.	Includes movement of Rs. 1,085.49 crore during Q1-2027 to projects under implementation accounts existing at the beginning of the quarter.

5.	The following tables set forth, for the periods indicated, details of Co-Lending Arrangements (CLAs) on an aggregate basis as per Reserve Bank of India (Commercial Banks – Transfer and Distribution of Credit Risk) Directions, 2025.

(Rs. in crore)

Sr. No.	Particulars	At June 30, 2026
1	Quantum of CLAs
	-Number of CLA partners (No)	4
	-Number of outstanding cases (No)	11,310
	-Amount of Gross outstanding (Rs.)	1,579.69[1]
2	Weighted average rate of interest (%)	8.81%
3	Fees paid during the quarter (Rs.)	4.90
4	Broad sectors in which CLA was made	Home Loan, Loan against property, Business Loan
5	Performance of loans under CLA
	-Standard loans (Rs.)	1,503.28[1]
	-Non-Performing loans (Rs.)	76.41[1]
6	Details related to default loss guarantee (if any) (Rs.)	..

1.	Excludes written-off accounts.

6.	At June 30, 2026, the Banks holds contingency provision of Rs. 13,100.00 crore (March 31, 2026: Rs. 13,100.00 crore and June 30, 2025: Rs. 13,100.00 crore).

7.	During FY2026, following its annual supervisory review, the Reserve Bank of India has directed the Bank to make a standard asset provision of Rs. 1,283.00 crore in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. The Bank has undertaken an exercise to comprehensively review the current status of such loans with regards to their eligibility to be classified as agricultural priority sector lending. The Bank is in the process of completing this exercise and the additional standard asset provision will be reviewed on the completion of this exercise.

8.	During Q1-2027 the Bank has allotted 13,503,175 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.

9.	Regulation 52 (7)/(7A) of SEBI LODR Regulations is not applicable for the quarter ended June 30, 2026, as there are no issue proceeds of non-convertible securities pending for utilisation.

10.	Previous period/year figures have been re-grouped wherever necessary to conform to current period classification.

11.	The above standalone financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants who have issued an unmodified conclusion/opinion thereon.

12.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026.

13.	Rs. 1.00 crore = Rs. 10.0 million.

STANDALONE SEGMENTAL RESULTS

(Rs. in crore)

Sr No.	Particulars	Three months ended			Year ended
		June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
		(Q1-2027)	(Q4-2026)	(Q1-2026)	(FY2026)
		(Unaudited)	(Audited) [7]	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	42,166.49	40,608.58	40,458.10	162,394.20
b	Wholesale banking	25,326.59	23,114.71	21,450.76	87,847.28
c	Treasury	37,211.69	34,341.12	36,925.37	138,409.17
d	Other Banking	1,633.05	1,341.01	1,419.40	4,702.94
	Total segment revenue	106,337.82	99,405.42	100,253.63	393,353.59
	Less: Inter segment revenue	52,090.98	48,821.04	48,801.82	192,649.91
	Income from operations	54,246.84	50,584.38	51,451.81	200,703.68
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	6,238.90	6,927.01	4,734.91	23,244.23
b	Wholesale Banking	7,479.26	7,037.05	5,387.56	24,488.98
c	Treasury	4,822.43	3,742.24	6,260.91	17,229.86
d	Other banking	585.03	396.65	547.89	1,255.38
	Total segment results	19,125.62	18,102.95	16,931.27	66,218.45
3.	Segment assets
a	Retail Banking	897,557.79	878,848.27	820,169.13	878,848.27
b	Wholesale banking	734,133.68	678,574.42	558,374.07	678,574.42
c	Treasury	739,419.01	761,180.39	702,764.14	761,180.39
d	Other Banking	57,243.26	49,768.52	38,161.59	49,768.52
e	Unallocated	4,072.30	4,159.40	4,370.04	4,159.40
	Total segment assets	2,432,426.04	2,372,531.00	2,123,838.97	2,372,531.00
4.	Segment liabilities
a	Retail Banking	1,247,505.62	1,220,339.34	1,143,008.15	1,220,339.34
b	Wholesale banking	660,596.38	644,705.85	524,146.96	644,705.85
c	Treasury	146,569.47	147,173.69	129,196.41	147,173.69
d	Other Banking	6,906.14	7,109.19	5,670.16	7,109.19
e	Unallocated	17,357.20	15,831.51	15,496.76	15,831.51
	Total segment liabilities	2,078,934.81	2,035,159.58	1,817,518.44	2,035,159.58
5.	Capital Employed	353,491.23	337,371.42	306,320.53	337,371.42
6.	Total (4) + (5)	2,432,426.04	2,372,531.00	2,123,838.97	2,372,531.00

Notes on standalone segmental results:

1.	'The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

'RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(Rs. in crore)

Sr No.	Particulars	Segment Revenue	Segment Results	Segment assets	Segment liabilities
	Q1-2027
	Retail Banking	42,166.49	6,238.90	897,557.79	1,247,505.62
(i)	Digital Banking	11,605.23	2,063.53	146,977.60	300,432.10
(ii)	Other Retail Banking	30,561.26	4,175.37	750,580.19	947,073.52
	Q4-2026
	Retail Banking	40,608.58	6,927.01	878,848.27	1,220,339.34
(i)	Digital Banking	11,364.68	1,923.10	146,376.71	288,754.05
(ii)	Other Retail Banking	29,243.90	5,003.91	732,471.56	931,585.29
	Q1-2026
	Retail Banking	40,458.10	4,734.91	820,169.13	1,143,008.15
(i)	Digital Banking	10,957.30	1,425.32	142,266.69	245,151.38
(ii)	Other Retail Banking	29,500.80	3,309.59	677,902.44	897,856.77

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

7.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Mumbai	Executive Director
July, 18 2026	DIN-03620913

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900

Website: www.icici.bank.in, Email: companysecretary@icici.bank.in

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. No.	Particulars		Three months ended			Year ended
			June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
			(Q1-2027)	(Q4-2026)	(Q1-2026)	(FY2026)
			(Unaudited)	(Audited) [8]	(Unaudited)	(Audited)
1	Interest earned (a)+(b)+(c)+(d)		52,240.85	49,593.75	49,079.96	195,218.46
	a)	Interest/discount on advances/bills	37,183.08	35,211.12	34,271.44	137,804.26
	b)	Income on investments	12,370.84	12,137.66	12,653.00	49,688.72
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	1,259.33	1,120.34	1,105.09	4,180.80
	d)	Others	1,427.60	1,124.63	1,050.43	3,544.68
2	Other income (e)+(f)		27,448.37	35,019.91	25,496.07	116,899.90
	e)	Premium and other operating income from insurance business	16,780.17	25,901.34	14,736.38	77,624.19
	f)	Others	10,668.20	9,118.57	10,759.69	39,275.71
3	TOTAL INCOME (1)+(2)		79,689.22	84,613.66	74,576.03	312,118.36
4	Interest expended		23,063.72	22,046.81	23,090.06	89,028.58
5	Operating expenses (g)+(h)+(i)		34,021.17	41,561.97	30,169.16	140,393.62
	g)	Employee cost	6,911.57	6,256.82	6,638.22	25,258.62
	h)	Claims and benefits paid and other expenses pertaining to insurance business	18,259.76	26,824.51	15,872.36	81,836.36
	i)	Other operating expenses	8,849.84	8,480.64	7,658.58	33,298.64
6	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		57,084.89	63,608.78	53,259.22	229,422.20
7	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		22,604.33	21,004.88	21,316.81	82,696.16
8	Provisions (other than tax) and contingencies		1,297.20	260.67	1,822.33	5,638.83
9	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)		21,307.13	20,744.21	19,494.48	77,057.33
10	Exceptional items		..	..	..	..
11	Add: Share of profit in associates		66.48	68.77	62.53	262.85
12	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)-(10)+(11)		21,373.61	20,812.98	19,557.01	77,320.18
13	Tax expense (j)+(k)		5,097.39	5,132.34	5,100.68	19,383.93
	j)	Current tax	4,946.93	4,832.29	4,901.00	18,709.57
	k)	Deferred tax	150.46	300.05	199.68	674.36
14	Less: Share of profit/(loss) of minority shareholders		836.16	925.58	898.73	3,728.55
15	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)-(14)		15,440.06	14,755.06	13,557.60	54,207.70
16	Extraordinary items (net of tax expense)		..	..	..	..
17	NET PROFIT FOR THE PERIOD (15)–(16)		15,440.06	14,755.06	13,557.60	54,207.70
18	Paid-up equity share capital (face value Rs. 2/- each)		1,434.94	1,432.23	1,427.32	1,432.23
19	Reserves excluding revaluation reserves					355,001.08
20	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		21.54	20.62	19.02	75.89
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		21.29	20.36	18.71	74.77

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	June 30, 2026	March 31, 2026	June 30, 2025
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,434.94	1,432.23	1,427.32
Employee stock options/units outstanding	2,712.72	2,682.07	2,142.54
Reserves and surplus	376,382.05	358,946.11	326,045.55
Minority interest	17,533.42	16,510.96	15,813.67
Deposits	1,870,362.74	1,830,020.12	1,641,136.66
Borrowings (includes subordinated debt)	226,317.72	220,264.28	215,148.97
Policyholders' funds	314,692.25	296,499.07	308,119.60
Other liabilities and provisions	192,971.05	188,143.13	158,801.65
Total Capital and Liabilities	3,002,406.89	2,914,497.97	2,668,635.96

Assets
Cash and balances with Reserve Bank of India	74,009.08	121,237.19	96,512.74
Balances with banks and money at call and short notice	122,484.20	143,743.53	100,308.43
Investments	939,300.36	870,719.88	905,884.30
Advances	1,729,327.48	1,644,657.97	1,445,593.02
Fixed assets	17,329.29	17,420.34	16,166.85
Other Assets	109,406.43	106,169.01	95,711.19
Goodwill on consolidation	10,550.05	10,550.05	8,459.43
Total Assets	3,002,406.89	2,914,497.97	2,668,635.96

Notes on consolidated financial results:

1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on July 18, 2026.

2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards 25 “Interim Financial Reporting”(‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Regulations’) as amended including relevant circulars issued by SEBI from time to time.

3.	During Q1-2027, the Bank has allotted 13,503,175 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.

4.	At June 30, 2026, the Bank has 17 subsidiaries (including two step-down subsidiaries) and two associates.

5.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icici.bank.in/regulatory-disclosure.

6.	Previous period/year figures have been re-grouped where necessary to conform to current period classification.

7.	The above consolidated financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants who have issued an unmodified conclusion/opinion thereon.

8.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026.

9.	Rs. 1.00 crore = Rs. 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
		(Q1-2027)	(Q4-2026)	(Q1-2026)	(FY2026)
		(Unaudited)	(Audited)[10]	(Unaudited)	(Audited)
1	Segment Revenue
a	Retail Banking	42,166.49	40,608.58	40,458.10	162,394.20
b	Wholesale Banking	25,326.59	23,114.71	21,450.76	87,847.28
c	Treasury	37,211.69	34,339.39	36,973.20	138,430.36
d	Other Banking	2,431.60	2,068.90	2,112.59	7,516.73
e	Life Insurance	13,633.29	22,511.95	12,070.95	65,472.05
f	General Insurance	7,541.71	7,343.90	6,897.64	28,890.61
g	Others	5,173.64	4,743.39	5,273.53	19,970.13
	Total segment revenue	133,485.01	134,730.82	125,236.77	510,521.36
	Less: Inter segment revenue	53,795.79	50,117.16	50,660.74	198,403.00
	Income from operations	79,689.22	84,613.66	74,576.03	312,118.36
2	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	6,238.90	6,927.01	4,734.91	23,244.23
b	Wholesale Banking	7,479.26	7,037.05	5,387.56	24,488.98
c	Treasury	4,822.43	3,740.48	6,308.70	17,250.94
d	Other Banking	718.74	501.99	678.91	1,702.73
e	Life Insurance	431.44	668.64	344.83	1,807.68
f	General Insurance	535.71	718.20	993.73	3,658.97
g	Others	2,190.57	1,850.90	2,381.18	8,378.42
	Total segment results	22,417.05	21,444.27	20,829.82	80,531.95
	Less: Inter segment adjustment	1,109.92	700.06	1,335.34	3,474.62
	Add: Share in profit of associates	66.48	68.77	62.53	262.85
	Profit before tax and minority interest	21,373.61	20,812.98	19,557.01	77,320.18
3	Segment assets
a	Retail Banking	897,557.79	878,848.27	820,169.13	878,848.27
b	Wholesale Banking	734,133.68	678,574.42	558,374.07	678,574.42
c	Treasury	740,784.13	762,478.76	703,917.33	762,478.76
d	Other Banking	118,446.22	110,716.07	91,197.10	110,716.07
e	Life Insurance	337,207.23	318,965.32	327,396.06	318,965.32
f	General Insurance	78,116.47	75,515.13	71,655.77	75,515.13
g	Others	108,960.52	103,525.82	107,153.71	103,525.82
h	Unallocated	4,112.15	4,262.13	4,541.85	4,262.13
	Total	3,019,318.19	2,932,885.92	2,684,405.02	2,932,885.92
	Less: Inter segment adjustment	16,911.30	18,387.95	15,769.06	18,387.95
	Total segment assets	3,002,406.89	2,914,497.97	2,668,635.96	2,914,497.97
4	Segment liabilities
a	Retail Banking	1,247,505.62	1,220,339.34	1,143,008.15	1,220,339.34
b	Wholesale Banking	660,596.38	644,705.85	524,146.96	644,705.85
c	Treasury	177,507.39	177,043.78	157,396.53	177,043.78
d	Other Banking	61,579.69	61,532.31	52,726.34	61,532.31
e	Life Insurance	323,465.22	306,122.59	315,014.83	306,122.59
f	General Insurance	62,068.12	60,039.48	55,870.23	60,039.48
g	Others	90,346.91	85,695.78	91,432.24	85,695.78
h	Unallocated	15,719.15	14,346.38	15,194.33	14,346.38
	Total	2,638,788.48	2,569,825.51	2,354,789.61	2,569,825.51
	Less: Inter segment adjustment	16,911.30	18,387.95	15,769.06	18,387.95
	Total segment liabilities	2,621,877.18	2,551,437.56	2,339,020.55	2,551,437.56
5	Capital employed	380,529.71	363,060.41	329,615.41	363,060.41
	Total (4) + (5)	3,002,406.89	2,914,497.97	2,668,635.96	2,914,497.97

Notes on consolidated segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	''Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	''Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	''Treasury' primarily includes the entire investment and derivative portfolio of the Bank.

5.	''Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	''Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	''General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	''Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	''Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

10.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Executive Director
Mumbai	DIN-03620913
July 18, 2026

Item 3

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited standalone financial results of ICICI Bank Limited for the quarter ended 30 June 2026 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as the ‘Bank’) for the quarter ended 30 June 2026 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (the ‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’).

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI Guidelines’), as applicable and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid accounting standard, the RBI guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

5.	Attention is drawn to the fact that the figures for the three months ended 31 March 2026 as reported in the Statement are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503FAHKJL4469	Membership No.: 101684 UDIN: 26101684XDQRRV3220

Place: Mumbai	Place: Mumbai
Date: 18 July 2026	Date: 18 July 2026

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants
14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited consolidated financial results of ICICI Bank Limited for quarter ended 30 June 2026 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as the ‘Parent’), and its subsidiaries (the Parent and its subsidiaries together referred to as the ‘Group’), and its share of the net profit after tax of its associates for the quarter ended 30 June 2026 (the ‘Statement’), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures prescribed by the Reserve Bank of India (the ‘RBI’) relating to [consolidated Pillar 3 disclosures as at 30 June 2026, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations] as have been disclosed on the Parent's website and in respect of which a link has been provided in Note 5 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (the ‘RBI Guidelines’), guidelines issued by the Insurance Regulatory and Development Authority of India (the ‘IRDAI Guidelines’) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, the RBI Guidelines, the IRDAI guidelines as applicable, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 June 2026, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 5 to the Statement and have not been reviewed by us, or that it contains any material misstatement.

6.	We did not review the interim financial results of 5 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 4,06,592.17 crores as at 30 June 2026 and total revenues (before consolidation adjustments) of Rs. 17,220.89 crores for the quarter ended 30 June 2026 and total net profit after tax (before consolidation adjustments) of Rs. 1,607.21 crores for the quarter ended 30 June 2026, as considered in the Statement. These interim financial results have been reviewed/ audited by the other auditors whose review reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the review reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Further, 3 subsidiaries whose interim financial information reflects total assets (before consolidation adjustment) of Rs. 40,049.07 crores as at 30 June 2026 and total revenues (before consolidation adjustments) of Rs. 1,548.65 crores for the quarter ended 30 June 2026 and total net profit after tax (before consolidation adjustments) of Rs. 405.98 crores for the quarter ended 30 June 2026, as considered in the Statement has been reviewed by one of the joint auditors of the Parent and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiary companies, is based solely on the review report issued by the said auditor of the subsidiary companies and the procedures performed as stated in paragraph 3 above.

Also, 1 subsidiary whose interim financial information reflects total assets (before consolidation adjustment) of Rs. 79,099.57 crores as at 30 June 2026 and total revenues (before consolidation adjustments) of Rs. 7,541.71 crores for the quarter ended 30 June 2026 and total net profit after tax (before consolidation adjustments) of Rs. 403.18 crores for the quarter ended 30 June 2026, as considered in the Statement has been reviewed by the joint auditors of the subsidiary company, where one of the joint auditors is also the joint auditor of the Parent and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary company, is based solely on the review report issued by the said joint auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion on the Statement is not modified in respect of above matters.

7.	The Statement includes the financial information of 8 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 61,769.21 crores as at 30 June 2026 and total revenue (before consolidation adjustments) of Rs. 934.00 crores for the quarter ended 30 June 2026 and total net profit after tax (before consolidation adjustments) of Rs. 194.04 crores for the quarter ended 30 June 2026, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 66.48 crores in respect of 2 associates for the quarter ended 30 June 2026, as considered in the Statement, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information of the subsidiaries and associates are not material to the Group.

Our conclusion on the Statement is not modified in respect of this matter

8.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their review report dated 15 July 2026 have expressed an unmodified conclusion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2026 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2026 has been duly certified by the Appointed Actuary, and in his opinion, the assumptions for such valuation are in accordance with the guidelines, norms and regulations issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India (‘IAI’) in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

9.	The joint statutory auditors (where one of the joint auditors is also the joint auditor of the Parent) of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their review report dated 15 July 2026, have expressed an unmodified conclusion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Premium Deficiency Reserve (the ‘PDR’) and Incurred But Not Reported ('IBNR') and Incurred But Not Enough Reported ('IBNER') , for non-life policies in force is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 30 June 2026 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the IAI in concurrence with the IRDAI. The joint statutory auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities in respect of PDR, INBR, IBNER that are estimated using statistical methods, as contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

10.	Attention is drawn to the fact that the figures for the three months ended 31 March 2026 as reported in the Statement are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503EGNEHB1410	Membership No.: 101684 UDIN: 26101684BYIEFA2631

Place: Mumbai	Place: Mumbai
Date: 18 July 2026	Date: 18 July 2026

Enclosure: Annexure 1

Annexure 1

List of entities included in unaudited consolidated financial results.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Pension Fund Management Limited

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Limited

Associates

19.	India Infradebt Limited

20.	Arteria Technologies Private Limited

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 18, 2026

Performance Review: Quarter ended June 30, 2026

•	Profit before tax excluding treasury grew by 20.9% year-on-year to ₹ 18,975 crore (US$ 2.0 billion) in the quarter ended June 30, 2026 (Q1-2027)

•	Core operating profit grew by 15.6% year-on-year to ₹ 20,235 crore (US$ 2.1 billion) in Q1-2027

•	Core operating profit excluding dividend from subsidiaries grew by 18.3% year-on-year to ₹ 19,125 crore (US$ 2.0 billion) in Q1-2027

•	Profit after tax grew by 15.9% year-on-year to ₹ 14,805 crore (US$ 1.6 billion) in Q1-2027

•	Total period-end deposits grew by 14.0% year-on-year to ₹ 18,33,586 crore (US$ 193.7 billion) at June 30, 2026

•	Average deposits grew by 14.0% year-on-year to ₹ 17,48,028 crore (US$ 184.7 billion) in Q1-2027

•	Average current account and savings account (CASA) ratio was 38.1% in Q1-2027

•	Total loan portfolio grew by 19.6% year-on-year to ₹ 16,31,260 crore (US$ 172.3 billion) at June 30, 2026

•	Net NPA ratio was 0.35% at June 30, 2026

•	Total capital adequacy ratio was 16.84% and CET-1 ratio was 16.19%, on a standalone basis, at June 30, 2026

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2026 (Q1-2027). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2026.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury increased by 20.9% to ₹ 18,975 crore (US$ 2.0 billion) in Q1-2027 compared to ₹ 15,690 crore (US$ 1.7 billion) in the quarter ended June 30, 2025 (Q1-2026)

•	Core operating profit increased by 15.6% year-on-year to ₹ 20,235 crore (US$ 2.1 billion) in Q1-2027 from ₹ 17,505 crore (US$ 1.8 billion) in Q1-2026

•	Core operating profit excluding dividend from subsidiaries increased by 18.3% year-on-year to ₹ 19,125 crore (US$ 2.0 billion) in Q1-2027 from ₹ 16,169 crore (US$ 1.7 billion) in Q1-2026

•	Net interest income (NII) increased by 12.7% year-on-year to ₹ 24,384 crore (US$ 2.6 billion) in Q1-2027 from ₹ 21,635 crore (US$ 2.3 billion) in Q1-2026

•	Net interest margin was 4.36% in Q1-2027 compared to 4.32% in Q4-2026 and 4.34% in Q1-2026

•	Non-interest income, excluding treasury, increased by 16.0% year-on-year to ₹ 8,425 crore (US$ 890 million) in Q1-2027 from ₹ 7,264 crore (US$ 767 million) in Q1-2026

•	Fee income increased by 23.5% year-on-year to ₹ 7,286 crore (US$ 770 million) in Q1-2027 from ₹ 5,900 crore (US$ 623 million) in Q1-2026. Fees from retail, rural and business banking customers constituted about 72% of total fees in Q1-2027

•	Operating expenses increased by 10.4% year-on-year to ₹ 12,574 crore (US$ 1.3 billion) in Q1-2027 from ₹ 11,394 crore (US$ 1.2 billion) in Q1-2026

•	There was a treasury gain of ₹ 151 crore (US$ 16 million) in Q1-2027 as compared to loss of ₹ 106 crore (US$ 11 million) in Q4-2026 and gain of ₹ 1,241 crore (US$ 131 million) in Q1-2026

•	Provisions (excluding provision for tax) was ₹ 1,260 crore (US$ 133 million) in Q1-2027 from ₹ 1,815 crore (US$ 192 million) in Q1-2026. At June 30, 2026, the Bank continued to hold contingency provision of ₹ 13,100 crore (US$ 1.4 billion), and additional standard asset provision of ₹ 1,283 crore (US$ 136 million) made in Q3-2026 as directed by RBI in respect of the agricultural priority sector portfolio.

•	Profit before tax increased by 13.0% year-on-year to ₹ 19,126 crore (US$ 2.0 billion) in Q1-2027 from ₹ 16,931 crore (US$ 1.8 billion) in Q1-2026

•	Profit after tax increased by 15.9% year-on-year to ₹ 14,805 crore (US$ 1.6 billion) in Q1-2027 compared to ₹ 12,768 crore (US$ 1.3 billion) in Q1-2026

Credit growth

Total advances increased by 19.6% year-on-year and 5.0% sequentially to ₹ 16,31,260 crore (US$ 172.3 billion) at June 30, 2026. The retail loan portfolio grew by 12.0% year-on-year and 2.7% sequentially, and comprised 49.2% of the total loan portfolio at June 30, 2026. Including non-fund outstanding, the retail portfolio was 41.1% of the total portfolio at June 30, 2026. The business banking portfolio grew by 28.2% year-on-year and 6.9% sequentially at June 30, 2026. The rural portfolio grew by 35.4% year-on-year and 6.2% sequentially at June 30, 2026. The domestic corporate portfolio grew by 18.5% year-on-year and 6.9% sequentially at June 30, 2026. The domestic advances grew by 18.8% year-on-year and 4.6% sequentially at June 30, 2026.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

Total period-end deposits increased by 14.0% year-on-year and 2.2% sequentially to ₹ 18,33,586 crore (US$ 193.7 billion) at June 30, 2026. Average deposits increased by 14.0% year-on-year and 6.1% sequentially to ₹ 17,48,028 crore (US$ 184.7 billion) in Q1-2027. Average current and savings account deposits increased by 12.1% year-on-year and 4.7% sequentially in Q1-2027.

With the addition of 97 branches during Q1-2027, the Bank had a network of 7,608 branches and 12,190 ATMs & cash recycling machines at June 30, 2026.

Asset quality

The gross NPA ratio was 1.38% at June 30, 2026 compared to 1.40% at March 31, 2026 and 1.67% at June 30, 2025. The net NPA ratio was 0.35% at June 30, 2026 compared to

0.33% at March 31, 2026 and 0.41% at June 30, 2025. The gross NPA additions were ₹ 5,552 crore (US$ 587 million) in Q1-2027 compared to ₹ 6,245 crore (US$ 660 million) in Q1-2026. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 2,845 crore (US$ 301 million) in Q1-2027 compared to ₹ 3,211 crore (US$ 339 million) in Q1-2026. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 2,707 crore (US$ 286 million) in Q1-2027 compared to ₹ 3,034 crore (US$ 321 million) in Q1-2026. The Bank has written-off gross NPAs amounting to ₹ 1,673 crore (US$ 177 million) in Q1-2027. The provisioning coverage ratio on non-performing loans was 74.7% at June 30, 2026.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 1,363 crore (US$ 144 million) at June 30, 2026 from ₹ 1,496 crore (US$ 158 million) at March 31, 2026 and ₹ 1,788 crore (US$ 189 million) at June 30, 2025.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 3,485 crore (US$ 368 million) at June 30, 2026 compared to ₹ 3,519 crore (US$ 372 million) at March 31, 2026 and ₹ 2,995 crore (US$ 316 million) at June 30,

2025.

At June 30, 2026, the Bank holds total provisions, other than specific provisions on fund-based outstanding to borrowers classified as non-performing, amounting to ₹ 22,963 crore (US$ 2.4 billion) or 1.4% of loans. These provisions include the contingency provisions of ₹ 13,100 crore (US$ 1.4 billion) as well as general provision on standard assets, provisions held for non-fund based outstanding to borrowers classified as non-performing, loan and non-fund based outstanding to standard borrowers under resolution and the BB and below portfolio. The Bank also continued to hold additional standard asset provision of ₹ 1,283 crore (US$ 136 million) made in Q3-2026 as directed by RBI in respect of the agricultural priority sector portfolio.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s total capital adequacy ratio at June 30, 2026 was 16.84% and CET-1 ratio was 16.19% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Consolidated results

The consolidated profit after tax increased to ₹ 15,440 crore (US$ 1.6 billion) in Q1-2027 from ₹ 13,558 crore (US$ 1.4 billion) in Q1-2026

Consolidated assets grew by 12.5% year-on-year to ₹ 30,02,407 crore (US$ 317.2 billion) at June 30, 2026 from ₹ 26,68,636 crore (US$ 281.9 billion) at June 30, 2025.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) increased to ₹ 2,136 crore (US$ 226 million) in Q1-2027 from ₹ 1,864 crore (US$ 197 million) in Q1-2026. Value of New Business (VNB) of ICICI Life increased to ₹ 571 crore (US$ 60 million) in Q1-2027 from ₹ 457 crore (US$ 48 million) in Q1-2026. The VNB margin was 26.7% in Q1-2027 compared to 24.7% in FY2026. The profit after tax increased to ₹ 386 crore (US$ 41 million) in Q1-2027 from ₹ 302 crore (US$ 32 million) in Q1-2026.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) increased to ₹ 8,318 crore (US$ 879 million) in Q1-2027 from ₹ 7,735 crore (US$ 817 million) in Q1-2026. The combined ratio stood at 107.2% in Q1-2027 compared to 102.9% in Q1-2026. The profit after tax of ICICI General was ₹ 403 crore (US$ 43 million) in Q1-2027 compared to ₹ 747 crore (US$ 79 million) in Q1-2026.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, increased to ₹ 965 crore (US$ 102 million) in Q1-2027 from ₹ 784 crore (US$ 83 million) in Q1-2026.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 419 crore (US$ 44 million) in Q1-2027 compared to ₹ 391 crore (US$ 41 million) in Q1-2026.

The profit after tax of ICICI Home Finance, as per Ind AS, was ₹ 200 crore (US$ 21 million) in Q1-2027 compared to ₹ 214 crore (US$ 23 million) in Q1-2026.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2026	Q1-2026	Q4-2026	Q1-2027
	Audited	Unaudited	Audited	Unaudited
Net interest income	88,075	21,635	22,979	24,384
Non-interest income	29,560	7,264	7,415	8,425
- Fee income	25,742	5,900	6,779	7,286
- Dividend income from subsidiaries	3,458	1,336	631	1,110
- Other income	360	28	5	29
Less:
Operating expense	47,234	11,394	12,089	12,574
Core operating profit1	70,401	17,505	18,305	20,235
Provisions	5,3802	1,815	96	1,260
Profit before tax excl. treasury	65,021	15,690	18,209	18,975
Treasury income	1,198	1,241	(106)	151
Profit before tax	66,219	16,931	18,103	19,126
Less:
Provision for taxes	16,072	4,163	4,401	4,321
Profit after tax	50,147	12,768	13,702	14,805
1.	Excluding treasury

2.	Following its annual supervisory review, Reserve Bank of India directed the Bank to make a standard asset provision of ₹ 1,283 crore (US$ 136 million) in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the PSL classification guidelines

3.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	30-Jun-25	31-Mar-26	30-Jun-26
	Unaudited	Audited	Unaudited
Capital and liabilities
Capital	1,427	1,432	1,435
Employee stock options outstanding	2,143	2,682	2,712
Reserves and surplus	3,02,751	3,33,257	3,49,344
Deposits	16,08,517	17,94,625	18,33,586
Borrowings (includes subordinated debt)	1,17,095	1,24,994	1,26,292
Other liabilities and provisions1	91,906	1,15,541	1,19,057
Total capital and liabilities	21,23,839	23,72,531	24,32,426

Assets
Cash and balances with Reserve Bank of India	96,454	1,21,024	73,943
Balances with banks and money at call and short notice	68,144	1,09,311	89,104
Investments	5,07,707	4,92,2172	5,38,534
Advances	13,64,157	15,53,893	16,31,260
Fixed assets	12,878	13,922	13,813
Other assets	74,499	82,164	85,772
Total assets	21,23,839	23,72,531	24,32,426
1.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.4 billion) at June 30, 2026

2.	The Bank acquired 100% shareholding in ICICI Pension Fund Management Limited from ICICI Prudential Life Insurance Limited for a consideration of ₹ 204 crore (US$ 22 million)

3.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icici.bank.in / datta.kausik@icici.bank.in or corporate.communications@icici.bank.in

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icici.bank.in or Nitesh Kalantri at nitesh.kalantri@icici.bank.in or ir@icici.bank.in.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 94.66

Annexure II

Mr. Mrugank Paranjape:

Mr. Mrugank Paranjape is a Bachelor in Technology from the Indian Institute of Technology Mumbai with a Post Graduate Diploma in Management from the Indian Institute of Management Ahmedabad. A renowned capital & commodity markets expert, he is also the Chairperson of the Board of Trustees of Sewa International and an Independent Non-Executive Director on the Board of Oracle Financial Services Software Limited, Abakkus Investment Managers Private Limited and Commtel Networks Limited. He was also a Non-Executive Director at State Bank of India from June 26, 2020 till June 25, 2026.

He has more than 36 years of experience in banking, capital & commodity markets, asset management, exchange, and securities services covering varied functional and geographic areas. He leads his consulting practice as the Managing Partner of MC3 (www.mcqube.in). Previously, he was the MD & CEO of NCDEX e Markets Limited and prior to that, MD & CEO of Multi Commodity Exchange of India (MCX) - India’s first listed and leading commodity exchange. He had various successful stints in India & Singapore across financial services organisations such as Deutsche Bank, ICICI Prudential Asset Management Company Limited, W I Carr Securities, ING Barings & Citibank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: July 18, 2026	By:	/s/ Prachiti D. Lalingkar
			Name :	Prachiti D. Lalingkar
			Title :	Company Secretary